

Mail Stop 3561

November 20, 2008

<u>Via U.S. Mail</u>

Leonard J. McGill, Esq.
Senior Vice President, Corporate Development,
General Counsel and Secretary
Fleetwood Enterprises, Inc.
3125 Myers Street
Riverside, California 92503

> Re: Fleetwood Enterprises, Inc.
>   Registration Statement on Form S-4
>   File No. 333-155099
>   Schedule TO
>   File No. 005-30637
>   Filed November 6, 2008

Dear Mr. McGill:

    We have conducted a limited review of the non-financial statement disclosure in your filing restricted to the following comments. Where indicated, we think you should revise your document in response to these comments. If you disagree, we will consider your explanation as to why our comment is inapplicable or a revision is unnecessary. Please be as detailed as necessary in your explanation. In some of our comments, we may ask you to provide us with information so we may better understand your disclosure. After reviewing this information, we may raise additional comments.

    Please understand that the purpose of our review process is to assist you in your compliance with the applicable disclosure requirements and to enhance the overall disclosure in your filing. We look forward to working with you in these respects. We welcome any questions you may have about our comments or any other aspect of our review. Feel free to call us at the telephone numbers listed at the end of this letter.

General

1. Please revise your disclosure to comply with all applicable comments from our letter to you dated November 13, 2008 regarding your Registration Statement on Form S-4, filed on October 30, 2008 (File no. 333-154840).

2. We note your disclosure on page 33 and elsewhere that the effectiveness of this registration statement is a condition precedent to this exchange. Clarify in your summary and risk factors the possibility that counsel may not be in a position to issue the legal opinion necessary for this registration statement to be declared effective.

Questions and Answers about this Exchange Offer, page iv

3. Revise the final full paragraph on page iv to clarify why a bankruptcy court might decide not to give priority treatment to the senior secured notes offered in the alternative exchange offer. Also, revise your final risk factor on page 18 to discuss the possible implications of a bankruptcy filing on each of the securities a Debenture-holder may elect to receive in either exchange.

Risk Factors, page 9

Change Of Control Provisions In Agreements May Be Triggered . . . ., page 22

4. We note your disclosure that you may be a party to agreements that contain change of control provision that may be triggered following the issuance of the shares. Please revise to describe such agreements in greater detail, including the names of the parties to the agreements, the material terms of the agreements and a description of the change of control provisions which may be triggered. Also, please clarify your statement in the first sentence of this risk factor that you "may" be party to such agreements so investors will have a better understanding of the risk.

Capitalization, page 27

5. Disclose whether you used a conversion stock price of $.52 in making the "as adjusted" calculations or some other price.

Part II

Item 22. Undertakings

6. Provide the undertakings required by Item 512(a). In addition, tell us why you

have included the Rule 430A undertaking.

* * * * *

As appropriate, please amend your registration statement in response to these comments. You may wish to provide us with marked copies of the amendment to expedite our review. Please furnish a cover letter with your amendment that keys your responses to our comments and provides any requested information. Detailed cover letters greatly facilitate our review. Please understand that we may have additional comments after reviewing your amendment and responses to our comments.

We urge all persons who are responsible for the accuracy and adequacy of the disclosure in the filing to be certain that the filing includes all information required under the Securities Act of 1933 and that they have provided all information investors require for an informed investment decision. Since the company and its management are in possession of all facts relating to a company's disclosure, they are responsible for the accuracy and adequacy of the disclosures they have made.

Notwithstanding our comments, in the event the company requests acceleration of the effective date of the pending registration statement, it should furnish a letter, at the time of such request, acknowledging that:

- should the Commission or the staff, acting pursuant to delegated authority, declare the filing effective, it does not foreclose the Commission from taking any action with respect to the filing;

- the action of the Commission or the staff, acting pursuant to delegated authority, in declaring the filing effective, does not relieve the company from its full responsibility for the adequacy and accuracy of the disclosure in the filing; and

- the company may not assert staff comments and the declaration of effectiveness as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

In addition, please be advised that the Division of Enforcement has access to all information you provide to the staff of the Division of Corporation Finance in connection with our review of your filing or in response to our comments on your filing.

We will consider a written request for acceleration of the effective date of the registration statement as confirmation of the fact that those requesting acceleration are aware of their respective responsibilities under the Securities Act of 1933 and the Securities Exchange Act of 1934 as they relate to the proposed public offering of the securities specified in the above registration statement. We will act on the request and, pursuant to delegated authority, grant acceleration of the effective date.

We direct your attention to Rules 460 and 461 regarding requesting acceleration of a registration statement. Please allow adequate time after the filing of any amendment for further review before submitting a request for acceleration. Please provide this request at least two business days in advance of the requested effective date.

You may contact Juan Migone at (202) 551-3312 if you have questions regarding comments on the financial statements and related matters. Please contact Michelle Lacko at (202) 551-3240 or me at (202) 551-3412 with any other questions.

Regards,

Amanda McManus
Branch Chief - Legal

cc: Steven R. Finley, Esq.
        James J. Moloney, Esq.
        Fax: (212) 351-4035